EXHIBIT 4.3

EXCLUSIVE LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement”) is made and effective as of the 13th day of April, 2001, (the “Effective Date”) by and between RUTGERS, THE STATE UNIVERSITY, having its statewide Office of Corporate Liaison and Technology Transfer at 58 Bevier Road, Piscataway, New Jersey 08854-8010, (hereinafter referred to as “Rutgers”)    , and OXIQUANT, INC. a Delaware corporation having a principal place of business at 787 Seventh Avenue, New York, NY 10019 (hereinafter referred to as “Licensee”).

RECITALS

WHEREAS, Certain inventions disclosed under Rutgers Case No. 99-0041, generally characterized as “Novel Redox Clamping Agents and Uses Thereof”, hereinafter collectively referred to as the “Invention”, were made in the course of research at Rutgers, The State University of New Jersey, by Drs. Edward J. Yurkow and Fred H. Mermelstein (hereinafter, “Inventors”); and

WHEREAS, Licensee is a “small business firm” as defined in 15 U.S.C. 632; and

WHEREAS, Licensee wishes to obtain certain rights from Rutgers for the commercial development, manufacture, use, and sale of the Invention, and Rutgers is willing to grant such rights on the terms and conditions set forth in this Agreement; and

WHEREAS, Rutgers is desirous that the Invention be developed and utilized to the fullest extent so that the benefits can be enjoyed by the general public.

NOW THEREFORE, the parties agree as follows:

1. DEFINITIONS

1.1 “Affiliate” means any corporation or business entity that directly or indirectly controls, is controlled by, or is under common control with Licensee to the extent or at least 50 percent of the outstanding stock or other voting rights entitled to elect directors.

1.2 “Data” means all information owned or controlled by Rutgers and acquired by Licensee, its Affiliates or its sublicensees directly or indirectly from or through Rutgers, its units, its employees, the Inventors, or its consultants relating to the Invention, Licensed Products, or this Agreement, including but not limited to, all patent prosecution documents and all information received from Inventors.

1.3 “Licensed Field” means the use of the Invention for human therapeutic purposes in the field of oncology.

1.4 “Licensed Method” means any process, method, or use that is covered by Rutgers Patent Rights or whose use or practice would constitute, but for the license granted to Licensee pursuant to this Agreement, an infringement of any issued or pending claim within Rutgers Patent Rights.

1.5 “Licensed Product(s)” means any material or product or kit, or any service, process, or procedure that (i) either is covered by Rutgers Patent Rights or whose discovery, development, registration, manufacture, use, or sale would constitute, but for the license granted to Licensee pursuant to this Agreement, an infringement of any claim within Rutgers Patent Rights or (ii) is discovered, developed, made, sold, registered, or practiced using Licensed Method.

1.6 “Major Market Countries” means the United States of America, France, Germany, Italy, Japan, and the United Kingdom.

1.7 “Net Sales” means the total of the gross consideration received for Licensed Products made, used, leased, transferred, distributed, sold or otherwise disposed of by Licensee, its Affiliates, and its sublicensees, less the sum of the following actual and customary deductions (net of rebates or allowances of such deductions received) included on the invoice and actually paid: cash, trade, or quantity discounts; returns; sales or use taxes imposed upon particular sales; import/export duties; and transportation charges. In the event Licensee or any of its Affiliates or sublicensees makes a transfer of a Licensed Product to a third party for other than monetary consideration or for less than fair market value, such transfer shall be considered a sale hereunder to be calculated at a fair market value for accounting and royalty purposes. In the event that a Licensed Product comprising a kit is sold in combination with another Licensee product, “Net Sales” for such combination product shall be calculated by utilizing the above definition, but substituting for gross consideration the number calculated by multiplying the gross consideration received for the combination product by a fraction, the numerator of which is the sum of the direct cost of the components and active ingredients of the Licensed Product kit and the denominator of which is the sum of the direct cost of the components and active ingredients of (i) the Licensed Product kit and (ii) the other Licensee product. A Licensed Product shall be deemed leased, transferred, sold, or otherwise disposed of at the time Licensee bills, invoices, ships, or receives payment for such Licensed Product, whichever occurs first.

1.8 “Rutgers Patent Rights” means U.S. Provisional Patent Application Number 60/120, 128 and U.S. Patent(s) issuing thereon and foreign patent (s) and patent application(s) corresponding to all of the foregoing, to the extent owned by Rutgers, including any reissues, extensions (including governmental equivalents thereto), substitutions, continuations, and divisions thereof.

1.9 “Territory” means all countries of the world in which Rutgers has intellectual property rights licensed hereunder, subject to any exclusions provided in this Agreement.

2. GRANT

2.1 Subject to the limitations set forth in this Agreement, Rutgers hereby grants to Licensee an exclusive license under Rutgers Patent Rights in the Licensed Field to make, have made, use, distribute and sell Licensed Products and to practice Licensed method in the Territory during the term of this Agreement.

2.2 If the Invention was funded by the U.S. Government, the license granted hereunder shall be subject to the overriding obligations to the U.S. Government set forth in 35 U.S.C. 200-212 and applicable governmental implementing regulations and to the royalty free non-exclusive licenses thereunder to which the U.S. Government is entitled as well as to any other applicable governmental restrictions, if any.

2.3 Rutgers expressly reserves the right to have the invention and associated intellectual property rights licensed hereunder used solely for educational, research and other non-business purposes.

2.4 To Rutgers’ knowledge and belief, based solely on inquiries of it Director of Corporate Liaison and Technology Transfer, Rutgers has all right, title, and interest in and to its ownership interest in the Patent Rights, including exclusive, absolute, irrevocable right, title and interest thereto, free and clear of all liens, charges, encumbrances or other restrictions or limitations of any kind whatsoever, and to Rutgers’ knowledge and belief, based solely on inquiries of its Director of Corporate Liaison and Technology Transfer, there are no licenses, options, liens, or threatened legal disputes, proceedings or claims on the Effective Date noticed to the Office of General Counsel of Rutgers or the Rutgers Director of Corporate Liaison and Technology Transfer relating to, or adversely affecting, or limiting its rights or the rights of the Licensee under this Agreement.

2.5 To Rutgers’ knowledge and belief, based solely on the inquiries of its Director of Corporate Liaison and Technology Transfer, as of the Effective Date, there is no claim, pending or threatened, of which the Director or the Office of General Counsel of Rutgers has notice, of infringement, interference, or invalidity regarding any part or all of the Patent Rights and their use as contemplated in the underlying patent applications as presently drafted.

3. SUBLICENSES

3.1 Rutgers grants to Licensee the right to grant sublicenses to third parties under any or all of the licenses granted in Article 2, provided Licensee has current exclusive rights thereto under this Agreement at the time it exercises a right of sublicense. To the extent applicable, such sublicense shall include all of the rights of and obligations due to Rutgers (and to the United States Government) that are contained in this Agreement.

3.2 Within thirty (30) days after execution thereof, Licensee shall provide Rutgers with a copy of each sublicense issued hereunder, and shall thereafter collect and guarantee payment of all royalties and other obligations due Rutgers relating to the sublicensees and summarize and deliver all reports due Rutgers relating to the sublicensees.

3.3 Upon termination of this Agreement for any reason, Rutgers agrees to negotiate in good faith, if requested by the sublicensee prior to such termination, a direct license with the sublicensee on commercial terms which shall be equivalent to the commercial terms in the existing sublicense and on other terms consistent and similar to the terms in this Agreement. The sublicense shall be temporarily extended after Agreement termination for a reasonable period, but not to exceed 120 days after Agreement termination, provided that sublicensee agrees in writing that Rutgers shall not assume any liabilities or obligations over and above those contained in the Agreement terms.

4. LICENSE ISSUE FEE, LICENSE MAINTENANCE FEES

AND MILESTONE PAYMENTS

4.1 Licensee agrees to pay to Rutgers a License Issue Fee of $5000 within thirty (30) days after the execution of this Agreement. This fee is non-refundable, but may be offset against future running royalties payable hereunder.

4.2 Licensee agrees to pay to Rutgers a License Maintenance Fee on each anniversary of the Effective Date of this Agreement. The initial payment shall be $5000. Each subsequent payment shad increase $5000 so that the payment on the fifth anniversary of the first payment under this Section shall be $25,000. These payments are non-refundable and not creditable against future royalties. On each subsequent anniversary the annual License Maintenance Fee payment shall be $50,000. The $50,000 payments are non-refundable and are creditable against royalties, provided that royalties which would otherwise be due with respect to any annual period, but for the credit, shall not be reduced in any such annual period by more than 50% because of the credit.

4.3 Licensee shall pay to Rutgers Milestone Payment Fees in accordance with the following schedule:

Event	Amount
Completion of first to be conducted Phase I/IIA Clinical Trial or equivalent thereof	$25,000 U.S.
Commencement of the first to be conducted Phase III Clinical Trial or the equivalent thereof	$50,000 U.S.
Receipt of Market Approval in the first Major Market country	$100,000 U.S.
Receipt of Market Approval in the second Major Market country	$200,000 U.S.
Receipt of Market Approval in the third Major Market country	$300,000 U.S.

These Milestone Payment Fees shall be paid to Rutgers within 30 days after the occurrence of the event set forth on the schedule above and shall not be refundable or creditable against royalties, however, the first payment of $25,000 and the second payment of $50,000 are creditable against payments due to Rutgers pursuant Section 4.4.

For purposes of this Section 4.3, the following terms shall have the following meanings. “Market Approval” means regulatory or other governmental approval to sell any Licensed Product in a country or given territory. “Phase I/IIA Clinical Trial” means a clinical trial performed in compliance with U.S. Food and Drug Administration or corresponding foreign health authority requirements, under a Licensee, designee or sublicensee sponsored IND or equivalent, in a small number of patients to determine the metabolism and pharmacological actions of doses. “Phase III clinical Trial” means a pivotal clinical trial performed in compliance with U.S. Food and Drug Administration authority requirements or corresponding foreign health authority requirements, under a Licensee, designee or sublicensee sponsored IND or equivalent, having a sufficient number of patients to provided statistically significant results regarding safety and efficacy.

4.4 Licensee shall pay to Rutgers 20% of all non-running royalty consideration received by Licensee from sub-licensing or transferring (other than to Affiliates of Licensee) the rights licensed to Licensee hereunder except the following:

(a)	consideration constituting any portion of the purchase price for an equity interest in Licensee or any Affiliate of Licensee (provided that assets relating to Licensed Products do not constitute substantially all of the assets of such Affiliates’ business); or

(b)	any portion thereof designated in the sublicense agreement to be used by Licensee for its development of Licensed Products and Licensed Methods and actually used for such purpose.

4.5 Simultaneously with the execution of this Agreement, Licensee and Rutgers are entering into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which, among other things, in partial consideration for the rights granted by Rutgers to Licensee hereunder, Licensee is issuing to Rutgers certain of its shares of Common Stock of Licensee. Licensee represents and warrants that when the Common Stock is delivered to Rutgers (i) it shall constitute no less than ten percent (10%) of the total authorized shares of all classes of stock of Licensee, fully diluted, (ii) that it shall be free from any claims, security interests or liens and (iii) that Licensee shall have full right and authority to deliver the stock to Rutgers. Rutgers shall have no less rights in and with respect to such Stock than the founders of Licensee have or obtain with respect to their stock, including without limitation, any anti-dilution, events of disposition, registration, notice, or indemnification rights.

5. ROYALTIES

5.1 Except as otherwise required by law, Licensee shall pay to Rutgers a running royalty of four percent (4%) of Net Sates during the term of this Agreement. Sales among Licensee, its Affiliates and its sublicensees for ultimate third party use shall be disregarded for purposes of computing royalties; royalties shall be payable only upon sales or transfers between unrelated third parties and shall be based on arms length consideration.

5.2 Royalties and Rutgers’ share of other sublicensee payments shall be paid to Rutgers semi-annually on or before the following dates of each calendar year:

December 31	June 30

Each such payment will be for unpaid royalties that accrued or other sublicensee payments that were made within Licensee’s most recently completed calendar semi-annual period.

5.3 All amounts due Rutgers shall be payable in United States Dollars in Piscataway, New Jersey. When Licensed Products are sold for monies other than United States Dollars, the earned royalties will first be determined in the foreign currency of the country in which such Licensed Products were sold and then converted into equivalent United States Dollars. The exchange rate will be the United States Dollar buying rate quoted in the Wall Street Journal on the last day of the reporting period.

5.4 Licensee shall be responsible for any and all taxes, fees, or other charges imposed by the government of any country outside the United States on the remittance of royalty income for sales occurring in any such country. Licensee shall also be responsible for all bank transfer charges.

5.5 If at any time legal restrictions prevent the acquisition or prompt remittance of United States Dollars by Licensee with respect to any country where a Licensed Product is sold, Licensee shall pay royalties due to Rutgers from Licensee’s other sources of United States Dollars.

5.6 In the event that any patent or any claim thereof included within the Rutgers Patent Rights shall be held invalid in a final decision by a court of competent jurisdiction and last resort in any country and from which no appeal has or can be taken, all obligation to pay royalties based on such patent or claim or any claim patentably indistinct therefrom shall cease as of the date of such final decision with respect to such country. Licensee shall not, however, be relieved from paying any royalties that accrued before such decision or that are based on, another patent or claim not involved in such decision.

5.7 If a license to the Invention has been granted to the United States Government and if the Invention was funded by the U.S. Government, no royalties shall be payable hereunder on Licensed Products sold to the U.S. Government Licensee and its sublicensees shall reduce the amount charged for Licensed Products sold to the United States Government by an amount equal to the royalty for such Licensed Products otherwise due Rutgers as provided herein.

6. DILIGENCE

6.1 Licensee, upon and after execution of this Agreement, shall use commercially reasonable efforts to develop, test, obtain any required governmental approvals, manufacture, market and sell Licensed Products in all countries of the Territory and shall earnestly and diligently endeavor to market the same within a reasonable time after receipt of marketing and sales approval by a government regulatory agency or authority.

6.2 Licensee shall be entitled to exercise prudent and reasonable business judgment in meeting its diligence obligations in this Article 6, but shall be required to exercise at least the same efforts that a company of similar size and resources would exercise with respect to its own valuable pharmaceutical products in development.

6.3 All Affiliates and sublicensees who perform any development, registration, marketing and sales efforts with respect to Licensed Products shall be obligated to at the least the minimum diligence requirements set out in Sections 6.1 and 6.2 above.

7. PROGRESS AND ROYALTY REPORTS

7.1 Beginning one (1) year after the Effective Date, and annually thereafter, Licensee shall submit to Rutgers a progress report covering Licensee’s activities related to the development and testing of all Licensed Products and the obtaining of the governmental approvals necessary for marketing. These progress reports shall be made for each Licensed Product in each country of the Territory. Licensee shall also provide copies to Rutgers in a timely fashion of any other status reports prepared with respect to its development efforts in the ordinary course of business by or on its behalf.

7.2 The progress reports submitted under section 7.1 shall include sufficient information to enable Rutgers to determine Licensee’s progress in fulfilling its obligations under Article 6, including, but not limited to, the following topics:

•	summary of work completed

•	summary of work in progress, including product development and testing and progress in obtaining government approvals

•	current schedule of anticipated events or milestones

•	general market plans for introduction of Licensed products in countries of the Territory in which Licensed product has not been introduced

•	general summary of resources (dollar value) spent in the reporting period for research, development, and marketing of Licensed Products

•	summary of activities in obtaining sublicensees and summary of activities of sublicensees

•	copies of most recently available audited financial reports or certified financial statements, as the case may be

7.3 Licensee shall have a continuing responsibility to keep Rutgers informed of the large/small entity status (as defined by the United States Patent and Trademark Office) of itself and its sublicensees.

7.4 Licensee shall report to Rutgers in its immediately subsequent progress and royalty report the date of first commercial sale of each Licensed Product in each country.

7.5 After the first commercial sale of a Licensed Product anywhere in the world, Licensee will make semi-annual royalty reports to Rutgers on or before each June 30 and December 31 of each year. Each such royalty report will cover Licensee’s most recently completed calendar semi-annual period and will show (a) the units and gross sales and Net Sales of each type of Licensed Product sold by Licensee on which royalties have not been paid, including a clear indication of how Net Sales were calculated; (b) the royalties and fees, in U.S. dollars, payable hereunder, including a breakdown, where more than one patent is licensed hereunder, of how royalty income is allocated among the patents; (c) the method used to calculate the royalty; (d) the exchange rates used, if any; and (d) any other information relating to the foregoing reasonably requested by Rutgers.

7.6 If no sales of Licensed Products have been made during any reporting period subsequent to the first reporting period that commercial sales of a Licensed Product are made, a statement to this effect shall be made by Licensee.

8. BOOKS AND RECORDS

8.1 Licensee shall keep and cause its Affiliates and sublicensees to keep books and records in accordance with generally accepted accounting principles accurately showing all transactions and information relating to this Agreement. Such books and records shall be preserved for at least five (5) years from the date of the entry to which they pertain and shall be open to inspection by representatives or agents of Rutgers at reasonable times upon reasonable notice.

8.2 The fees and expenses of Rutgers’ representatives performing such an examination shall be borne by Rutgers. However, if an error in royalties of more than five percent (5%) of the total royalties due for any year is discovered, or if as a result of the examination it is determined that Licensee is in material breach of its other obligations under this Agreement, then the fees and expenses of these representatives shall be borne by Licensee, and Licensee shall promptly reimburse Rutgers for reasonably documented audit expenses as well as all overdue royalty and late interest payments.

9. TERM OF THE AGREEMENT

9.1 Unless otherwise terminated by operation of law or by acts of the parties in accordance with the provisions of this Agreement, this Agreement shall be in force from the Effective Date and shall remain in effect in each country of the Territory until the expiration of the last-to-expire patent licensed under this Agreement in such country.

9.2 Any expiration or termination of this Agreement shall not affect the rights and obligations set forth in the following Articles:

Article 8	Books and Records
Article 12	Disposition of Licensed Products on Hand Upon Termination
Article 13	Use of Names, Trademarks and Confidential Data
Article 18	Indemnification
Article 23	Failure to Perform
Article 27	Confidentiality

10. TERMINATION FOR CAUSE BY EITHER PARTY

10.1 If one party should breach or fail to perform any provision of this Agreement or the Transaction Agreement referenced in Section 4.5 hereof, then the other party may give written notice of such default (Notice of Default) to the breaching party. If the breaching party should fail to cure such default within sixty (60) days of notice thereof, the non-breaching party shall have the right to terminate this Agreement and the licenses herein by a second written notice (Notice of Termination) to the breaching party. If a Notice of Termination is sent to breaching party, this Agreement shall automatically terminate on the effective date of such notice. Termination shall not relieve breaching party of its obligation to pay all amounts due to the non-breaching party as of the effective date of termination and shall not impair any accrued rights of the non-breaching party.

11. VOLUNTARY TERMINATION BY LICENSEE

11.1 Licensee shall have the right at any time to terminate this Agreement in its entirety by giving 90 days’ advance notice thereof in writing to Rutgers.

11.2 Any termination pursuant to the above paragraph shall not relieve Licensee of any obligation or liability accrued hereunder prior to such termination or rescind anything done by Licensee or any payments made to Rutgers hereunder prior to the time such termination becomes effective, and such termination shall not affect in any manner any rights of Rutgers arising under this Agreement prior to such termination.

12. DISPOSITION OF LICENSED PRODUCTS AND INFORMATION

ON HAND UPON TERMINATION

12.1 Upon termination of this Agreement by either party (i) Licensee shall have the privilege of disposing of all previously made or partially made Licensed Products (Licensee may complete partially made Licensed Products), but no more, within a period of one hundred and eighty (180) days after the initial notice of termination given pursuant to paragraph 10.1 or 11.1 hereunder, provided, however, that the disposition of such Licensed Products shall be subject to the terms of this Agreement including, but not limited to, the payment of royalties at the rate and at the time provided herein and the rendering of reports thereon; and (ii) Licensee shall promptly return, and shall cause its Affiliates and sublicensees to return, to Rutgers all property belonging to Rutgers, if any, that has been provided to Licensee or its Affiliates or sublicensees hereunder, and all copies and facsimiles thereof and derivatives therefrom (except that Licensee may retain one copy of written material for record purposes only, provided such material is not used by Licensee for any other purpose and is not disclosed to others).

13. USE OF NAMES, TRADEMARKS, AND PUBLICATION

13.1 Nothing contained in this Agreement shall be construed as granting any right to Licensee, its Affiliates or sublicensees to use in advertising, publicity, or other promotional activities or otherwise any name, trade name, trademark, or other designation of Rutgers or any of its units (including contraction, abbreviation or simulation of any of the foregoing). Unless required by law or consented to in advance in writing by an authorized representative of Rutgers, the use by Licensee of the name, “Rutgers, The State University” or any campus or unit of Rutgers is expressly prohibited.

13.2 In the event that Rutgers desires to publish or disclose, by written, oral or other presentation, Rutgers Patent Rights which the Inventors reasonably believe jeopardize any proposed patent filings which fall within the Rutgers Patent Rights, Inventors shall notify Licensee and Rutgers in writing by facsimile, where confirmed by the receiving party, and/or by certified or registered mail (return receipt requested) of their intention at least fifteen (15) days prior to any speech, lecture or other oral presentation and at least 60 days before any written or other publication or disclosure. The Inventors shall include with such notice a written summary description of any proposed oral presentation and in the case of any proposed written or other disclosure, a current draft of such proposed disclosure or abstract. Licensee may request that the Inventors and Rutgers, no later than 15 days following receipt of such notice, delay such publication or disclosure in order to enable Licensee to request that Rutgers file, or have filed on its behalf, an appropriate continuation-in-part to a patent application included in the Rutgers Patent Rights. Upon receipt of such request, Rutgers shall delay any publication or disclosure until such time as Rutgers has filed, or had filed on its behalf, such continuation-in-part of any Rutgers Patent Right which may be appropriate and feasible in accordance with the provisions of Article 15 of this Agreement.

14. LIMITED WARRANTY

14.1 Rutgers warrants to Licensee that it has the lawful right to grant this license and that the Director of the Rutgers’ Office of Corporation Liaison and Technology Transfer after inquiry of the Rutgers’ Office of the General Counsel has no notice of (i) any infringement or misappropriation by any third party of any of the Rutgers Patent Rights, or (ii) any claim by a third party contesting the validity of the Rutgers Patent Rights, or (iii) any pending or threatened litigation or contested administrative proceeding with respect to the Invention or the Rutgers Patent Rights.

14.2 This license and the associated Invention are provided WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. RUTGERS MAKES NO REPRESENTATION OR WARRANTY THAT THE LICENSED PRODUCTS OR LICENSED METHODS WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHT.

14.3 IN NO EVENT WILL RUTGERS BE LIABLE FOR ANY INCIDENTAL, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMITATION, LOST PROFITS, RESULTING FROM EXERCISE OF THIS LICENSE OR MANUFACTURE, SALE, OR USE OF THE INVENTION OR LICENSED PRODUCTS OR RUTGERS INTELLECTUAL PROPERTY LICENSED HEREUNDER.

14.4	Nothing in this Agreement shall be construed as:

(14.4a)	a warranty or representation by Rutgers as to the validity or scope of any Rutgers Patent Rights; or

(14.4b)	a warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of patents or other intellectual property rights of third parties; or

(14.4c)	an obligation to bring or prosecute actions or suits against third parties except as provided in Article 17; or

(14.4d)	conferring by implication, estoppel or otherwise any license or rights under any patents or other intellectual property of Rutgers other than Rutgers Patent Rights, regardless of whether such patents are dominant or subordinate to Rutgers Patent Rights; or

(14.4e)	an obligation to furnish any know-how not provided in Rutgers intellectual property licensed hereunder.

15. PATENT PROSECUTION AND MAINTENANCE

15.1 Rutgers shall diligently prosecute and maintain the United States patent applications and patents comprising Rutgers Patent Rights using counsel of its choice. Rutgers’ counsel shall take instructions only from Rutgers. If a change in patent counsel is required as deemed by Rutgers and/or Licensee, Rutgers shall reasonably consult with Licensee with respect to selection of new patent counsel. Selection of new patent counsel shall be reasonably acceptable to both parties. Rutgers shall provide Licensee with copies of all relevant documentation in advance of filing so that Licensee may be informed and apprised of the continuing prosecution and provide consultative comments and suggestions to Rutgers. Licensee agrees to keep this documentation confidential.

15.2 Rutgers shall give due consideration to amending any patent application to include claims reasonably requested by Licensee to protect the Licensed Products contemplated to be sold under this Agreement.

15.3 Rutgers shall cooperate with Licensee in applying for an extension of the term of any patent included within Rutgers Patent Rights if appropriate under the Drug Price Competition and Patent Term Restoration Act of 1984. Licensee shall prepare all such documents, and Rutgers agrees to execute such documents and to take such additional action as Licensee may reasonably request in connection therewith.

15.4 All past, present, and future costs of preparing, filing, prosecuting, defending, and maintaining all United States patent applications and/or patents, including interferences and oppositions, and all corresponding foreign patent applications and patents covered by Rutgers Patent Rights shall be borne by Licensee. Such costs include patent prosecution costs for the Invention incurred by Rutgers prior to the Effective Date of approximately $5700 as of September 14, 2000, based on information currently available to Rutgers, which amount shall be due within thirty (30) days of the Effective Date. Current and future costs shall be payable by Licensee within thirty (30) days of the billing date.

15.5 Rutgers shall, at the request of Licensee, file, prosecute, and maintain patent applications and patents covered by Rutgers Patent Rights in foreign countries if available. Licensee consents to the filing of all PCT and foreign patent applications that have already been filed as of the Effective Date. Licensee shall notify Rutgers by July 15, 2001 its decision to obtain all other foreign patents. This notice shall be in writing and shall identify the countries desired. The absence of such a notice from Licensee shall be considered by Rutgers to be an election not to request foreign rights.

15.6 Licensee’s obligation to underwrite and to pay patent prosecution costs shall continue for so long as this Agreement remains in effect, provided, however, that Licensee may terminate its obligations with respect to any given patent application or patent upon three (3) months’ prior written notice to Rutgers. Rutgers shall use reasonable efforts to curtail future patent costs when such a notice is received from Licensee. Licensee shall promptly pay patent costs which cannot be so curtailed. Commencing on the effective date of such notice, Rutgers may continue prosecution and/or maintenance of such application(s) or patent(s) at its sole discretion and expense, and Licensee shall have no further right or licenses thereunder.

15.7 Rutgers shall have the right to file patent applications at its own expense in any country or countries in which Licensee has not elected to secure patent rights or in which Licensee’s patent rights hereunder have terminated, and such applications and resultant patents shall not be subject to this Agreement and may he freely licensed by Rutgers to third parties.

15.8 Rutgers shall not abandon any patent applications or issued patent comprising a part of the Rutgers Patent Rights or otherwise fail to prosecute diligently or maintain any Rutgers Patent Rights except following at least forty-five (45) days written notice to Licensee, following which Licensee shall have the right, but not the obligation, to commence or continue such prosecution and to maintain any such Rutgers Patent Rights under its own control and expense.

16. PATENT MARKING

16.1 Licensee shall mark all Licensed Products made, used, sold or otherwise disposed of under the terms of this Agreement, and/or their containers, in accordance with the applicable patent marking laws.

17. PATENT INFRINGEMENT

17.1 In the event that Licensee shall learn of the substantial infringement of any patent licensed under this Agreement, Licensee shall notify Rutgers attention in writing and shall provide Rutgers with reasonable evidence of such infringement. Both parties to this Agreement agree that during the period and in a jurisdiction where Licensee has exclusive rights under this Agreement, neither will notify a third party of the infringement of any of Rutgers Patent Rights without first obtaining consent of the other Party, which consent shall not be unreasonably denied. Both parties shall use their best efforts in cooperation with each other to terminate such infringement without litigation.

17.2 Licensee may request that Rutgers take legal action against the infringement of Rutgers Patent Rights. Such request shall be made in writing and shall include reasonable evidence of such infringement and damages to Licensee. If the infringing activity has not been abated within ninety (90) days following the effective date of such request, Rutgers shall have the right to commence suit on its own account or refuse to commence such suit. Rutgers shall give notice of its election in writing to Licensee by the end of the one-hundredth (100th) day after receiving notice of such request from Licensee. Licensee may thereafter bring suit for patent infringement if and only if Rutgers refuses to commence suit and if the infringement occurred during the period and in a jurisdiction where Licensee had exclusive rights under this Agreement. However, in the event Licensee elects to bring suit in accordance with this paragraph, Rutgers may thereafter join such suit at its own expense.

17.3 Such legal action as is decided upon shall be 80 percent at the expense of Licensee and 20% at the expense of Rutgers if brought by Rutgers and 100% at the expense of Licensee if brought by Licensee. All recoveries recovered thereby shall belong 80% to Licensee and 20% to Rutgers, after each party is first reimbursed out of any proceeds for its reasonable legal expenses.

17.4 Each party agrees to cooperate with the other in litigation proceedings instituted hereunder but at the expense of the party on account of whom suit is brought for out-of-pocket expenses. Such litigation shall be controlled by the party bringing the suit. Each party may be represented by counsel of its choice at its own expense.

18. INDEMNIFICATION AND INSURANCE

18.1 To the maximum extent permitted by law, Licensee shall indemnify, hold harmless and defend Rutgers, its governors, trustees, officers, employees, students, agents and the Inventors against any and all claims, suits, losses, liabilities, damages, costs, fees and expenses (including reasonable attorneys fees) resulting from or arising out of the exercise of the rights granted under this license or any sublicense by or on behalf of Licensee, its Affiliates, sublicensees and their respective customers. This indemnification shall not include any gross negligence and/or willful misconduct by Rutgers. This indemnification shall include, but is not limited to, claims alleging products liability. Notwithstanding the foregoing, Licensee shall not have responsibility to assume the defense of any claim prosecuted against both Licensee and Rutgers to the extent there is an actual or potential conflict of interest requiring separate representation (it being understood that Licensee shall nevertheless remain responsible for indemnifying Rutgers for defense costs to the extent provided herein). In the absence of such a conflict, any separate representation of Rutgers, with respect with respect to such a claim asserted against both Licensee and Rutgers shall be a Rutgers expense.

18.2 Throughout the term of this Agreement and to the extent applicable from and after the date of first commercial sale of a Licensed Product, Licensee shall maintain commercially issued policies of insurance, which provide coverage and limits as required by statute or as necessary to prudently insure the activities and operations of Licensee. The commercial general liability insurance policy, which shall be in effect at least from the time of commencement of the first human clinical trial of a Licensed Product shall include the interests of Rutgers as an additional insured and provide coverage limits of not less than $2,000,000 combined single limits as respects premises, operations, contractual liability and, if applicable, liability arising out of products and/or completed operations. Licensee shall provide Rutgers with certificates of insurance for commercially insured policies.

It is expressly agreed that the insurance requirements are minimum requirements which shall not in any way limit the liability of Licensee and shall be primary coverage. Any insurance or self-insurance program maintained by Rutgers shall be excess and noncontributory.

18.3 Rutgers shall promptly notify Licensee in writing of any claim or suit brought against Rutgers in respect of which Rutgers intends to invoke the provisions of Article 18. Licensee shall keep Rutgers informed on a current basis of its defense of any claims pursuant to Article 18.

19. NOTICES

19.1 Any notice or payment required to be given to either party shall be deemed to have been properly given and to be effective (a) on the date of delivery if delivered in, person, (b) five (5) days after mailing if mailed by first-class certified mail, postage paid and deposited in the United States mail, to the respective addresses given below, or to such other address as it shall designate by written notice given to the other party or (c) on the date of delivery if delivered by express delivery service such as Federal Express or DHL.

In the case of Licensee:	Oxiquant, Inc.
c/o Paramount Capital
787 Seventh Avenue
New York, NY 10019
Attn: Dr. F. Mermelstein

In the case of Rutgers:	Rutgers, The State University of New Jersey
Office of Corporate Liaison and Technology Transfer
58 Bevier Road
ASB Annex II
Piscataway, NJ 08854-8010
Attention: Director

20. ASSIGNABILITY

20.1 This Agreement is binding upon and shall inure to the benefit of Rutgers, its successors and assigns, but shall be personal to Licensee and assignable by Licensee only with the written consent of Rutgers, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, Licensee may, without such consent, assign this Agreement in whole or in part to:

(a)	a purchaser, merging or consolidating corporation, or acquiror of substantially all of Licensee’s assets or business and/or pursuant to any reorganization of Licensee qualifying under section 368 of the Internal Revenue Code of 1986 as amended, as may be in effect at such time; or

(b)	any Affiliate of Licensee so long as Licensee remains responsible as guarantor for the performance of this Agreement.

21. LATE PAYMENTS

21.1 In the event any amounts due Rutgers hereunder, including but not limited to royalty payments, fees and patent cost reimbursements, are not received when due, Licensee shall pay to Rutgers interest charges at a rate of eighteen (18) percent per annum or the highest rate permitted by law, if less than eighteen percent. Such interest shall be calculated from the date payment was due until actually received by Rutgers.

22. WAIVER

22.1 It is agreed that failure to enforce any provisions of this Agreement by a party shall not be deemed a waiver of any breach or default hereunder by the other party. It is further agreed that no express waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

23. FAILURE TO PERFORM

23.1 In the event of a failure of performance due under the terms of this Agreement and if it becomes necessary for either party to undertake legal action against the other on account thereof, then the prevailing party shall be entitled to reasonable attorney’s fees in addition to costs and necessary disbursements.

24. GOVERNING LAWS

24.1 THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW JERSEY WITHOUT REGARD TO ITS CONFLICTS OF LAW PROVISIONS, but the scope and validity of any patent or patent application shall be governed by the applicable laws of the country of such patent or patent application.

25. FOREIGN GOVERNMENT APPROVAL

OR REGISTRATION

25.1 If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, Licensee shall assume all legal obligations to do so and the costs in connection therewith.

26. EXPORT CONTROL LAWS

26.1 Licensee shall observe all applicable United States and foreign laws with respect to the transfer of Licensed Products and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations.

27. CONFIDENTIALITY

27.1 Licensee (i) shall not use any Data or unpublished Rutgers Patent Rights, except for the sole purpose of performing this Agreement, (ii) shall safeguard the same against disclosure to others with the same degree of care as it exercises with its own data of a similar nature, and (iii) shall not disclose or permit the disclosure of Data or unpublished Rutgers Patent Rights to others (except to its employees, agents or consultants who are bound to Licensee and Rutgers by a like obligation of confidentiality) without the express written permission of Rutgers, except that Licensee shall not be prevented from using or disclosing any Data:

(27.1a)	which Licensee can demonstrate by written records was previously known to it; or

(27.1b)	which is now, or becomes in the future, information generally available to the public in the form supplied, other than through acts or omissions of Licensee; or

(27.1c)	which is lawfully obtained by Licensee from sources independent of Rutgers who were entitled to provide such information to Licensee; or

(27.1d)	which is required by law to be disclosed.

The obligations of Licensee under this section 27.1 shall remain in effect during the term of this Agreement and for five (5) years from the date of termination or expiration of this Agreement.

28. INFRINGEMENT UNDER DRUG PRICE COMPETITION ACT

28.1 In the event either party receives notice pertaining to any patent included within Rutgers Patent Rights pursuant to the Drug Price Competition and Patent Term Restoration Act of 1984 (Public Law 98-417, hereinafter, “the Act”), including but not necessarily limited to notices pursuant to Sections 101 and 103 of the Act from persons who have filed an Abbreviated New Drug Application (“ANDA”) or a “paper” New Drug Application (“paper NDA”), or in the case of an infringement of Rutgers Patent Rights as defined in Section 271(e) of Title 35 of the United States Code, such party shall notify the other party promptly but in no event later than ten (10) days after receipt of such notice.

28.2 If Licensee wishes action to be taken against such infringement, as provided in the Act, Licensee shall request such action by written notice to Rutgers. Within thirty (30) days of receiving said request, Rutgers will give written notice to Licensee of its election to commence suit on its own account or refuse to commence such suit. Licensee may thereafter bring suit for patent infringement as provided by the Act if and only if Rutgers refuses to commence suit and if the infringement occurred during the period that Licensee had exclusive rights in the United States under this Agreement. However, in the event Licensee elects to bring suit in accordance with this paragraph, Rutgers may thereafter join such suit at its own expense.

28.3 The provisions of paragraphs 17.3 and 17.4 shall likewise apply to any legal action brought under this Article 29.

28.4 Rutgers hereby authorizes Licensee to include in any NDA for a Licensed Product a list of patents included within Rutgers Patent Rights identifying Rutgers as patent owner.

29. MISCELLANEOUS

29.1 The headings of the several articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

29.2 This Agreement will not be binding upon the parties until it has been signed below on behalf of each party by a duly authorized representative.

29.3 No amendment or modification hereof shall be valid binding upon the parties unless made in writing and signed behalf of each party by a duly authorized representative.

29.4 This Agreement embodies the entire understanding of the parties and shall supersede all previous and contemporaneous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof.

29.5 Licensee shall not enter into any agreements relating to this Agreement with Inventors or other Rutgers employees or students in contravention of the legal rights or policies Rutgers.

29.6 In case any of the provisions contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, (i) such invalidity, illegality or unenforceability shall not affect any other provisions hereof, (ii) the particular provision, to the extent permitted by law, shall be reasonably construed and equitably reformed to be valid and enforceable and (iii) this Agreement shall be construed as if such invalid or illegal or unenforceable provisions had never been contained herein.

29.7 Rutgers shall have the right to terminate this Agreement forthwith by giving written notice of termination to Licensee at any time upon or after the filing by Licensee of a petition in bankruptcy or insolvency, or upon or after any adjudication that Licensee is bankrupt or insolvent, or upon or after the filing by Licensee of any petition or answer seeking judicial reorganization, readjustment or arrangement of the business of Licensee under any law relating to bankruptcy or insolvency, or upon or after the appointment of a receiver for all or substantially all of the property of Licensee, or upon or after the making of any assignment or attempted assignment for the benefit of creditors, or upon or after the institution of any proceeding or passage of any resolution for the liquidation or winding up of Licensee’s business or for termination of its corporate life.

29.8 Neither Licensee nor its Affiliates shall, originate any publicity, news release or other public announcement, written or oral, relating to this Agreement or the existence of an arrangement between the parties, except as required by law, without the prior written approval of Rutgers, which approval shall not be unreasonably withheld.

29.9 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

29.10 Nothing herein shall be deemed to constitute one party as the agent or representative of the other party or both parties as joint venturers or partners. Each party is an independent contractor.

IN WITNESS WHEREOF, both Rutgers and Licensee have executed this Agreement, in duplicate originals, by their duly authorized representatives on the day and year hereinafter written.

Oxiquant, Inc.

by:	/s/ Fred H. Mermelstein	Date: May 10, 2001
Fred H. Mermelstein, Ph.D.
President

Rutgers, The State University

by:	/s/ William T. Adams	Date: April 13, 2001
William T. Adams, Director
Office of Corporate Liaison and
Technology Transfer